Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04
Pre-tax income from continuing operations	$88,317	$192,084	$206,344	$159,906	$150,289	$89,518
Interest expense	50,738	26,209	17,287	10,247	6,048	2,067
Capitalized interest	30,107	23,209	18,104	9,339	-	-
Earnings	$139,055	$218,293	$233,631	$170,153	$156,337	$91,585
Ratio of earnings to fixed charges	1.7	4.4	6.3	8.7	25.8	44.3

For purposes of this table, “earnings” consists of income before income taxes from continuing operations plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest (for both continuing and discontinued operations).